

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Clark A. Marcus
Chief Executive Officer and Chairmann
Advanzeon Solutions, Inc.
2901 W. Busch Blvd.
Suite 701
Tampa, Florida 33618

> **Re: Advanzeon Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed April 9, 2020 and Amended July 8, 2020**
> **File No. 001-09927**

Dear Mr. Marcus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance